                                                                    Exhibit 99.2

(GEAC LOGO)


              GEAC ANNOUNCES FISCAL YEAR 2004 THIRD QUARTER RESULTS

                    THIRD QUARTER EARNINGS OF $0.17 PER SHARE
     SOFTWARE LICENSE REVENUE RISES APPROXIMATELY 50% PERCENT YEAR OVER YEAR
       REVENUE INCREASES BY NEARLY $14 MILLION OVER SAME QUARTER LAST YEAR

MARKHAM, ONTARIO - March 4, 2004 - Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company for Business Performance Management, today announced its third quarter financial results for the quarter ending January 31, 2004.

THIRD QUARTER FINANCIAL REVIEW

All references to dollars are to U.S. dollars unless otherwise noted.

Geac reported revenue in the third quarter of fiscal year 2004 of $116.2 million, an increase of $13.6 million compared to $102.6 million in revenue in the third quarter of fiscal year 2003, and an increase of $4.7 million compared to $111.5 million in the second quarter of this year. The Company's net income was $14.4 million, or $0.17 per diluted share, compared with net income of $12.0 million, or $0.15 per diluted share in the third quarter of last year. Net income in the third quarter of fiscal year 2004 increased by $3.7 million from $10.7 million, or $0.13 per diluted share, in the second quarter of this year. The gross profit margin increased to 60.5% of revenue from 59.2% in the third quarter of fiscal year 2003.

"With evidence of organic growth in three existing product lines and with initial sales of the Performance Management products acquired in the Comshare and Extensity transactions into our existing Geac customer base, Geac has surpassed its short-term goal of increasing license sales year over year with a substantial increase in new licenses sales of nearly 50% to $18.7 million. In this quarter, license sales accounted for 16.1% of total revenue," said Charles
S. Jones, President and CEO of Geac. "We have remained diligently focused on integrating and selling our newest product lines, on streamlining costs throughout the organization and on delivering competitive products to our customers through pricing and deployment alternatives. These efforts and the commitment and ability of the management team to execute have resulted in the best net income for Geac that we have achieved in our last nine consecutive quarters."

With the completion of the Comshare and Extensity acquisitions, operating expenses were $51.1 million in the third quarter of fiscal year 2004, compared to $42.5 million in the third quarter of 2003. While this represents a 20.3% increase in operating costs year over year, operating costs as a percentage of revenue increased by only 2.6% in the third quarter of fiscal year 2004 as compared to the same period in 2003. The Company remains committed to maintaining cost control initiatives and to identifying avenues of efficiency maximization throughout the organization. Personnel related costs constitute the largest portion of our operations costs, and as such we strive to identify areas of duplication or redundancy on an ongoing basis. Although the acquisitions of Comshare and Extensity had the effect of increasing headcount by 367 positions, consolidated headcount has actually decreased by a net total of 109, from 2,506 at the end of the third quarter of fiscal year 2003 to 2,397 at the end of the current period. Third quarter analysis resulted in a 4.2% reduction of headcount from the second quarter of fiscal year 2004.

"Geac's cash position was $79.0 million at January 31, 2004 and today is in excess of $97.5 million. Operating activities and fiscal responsibility continue to strengthen our cash position, which enables us to pursue strategic new product investment opportunities and potential acquisitions," said Donna de Winter, Chief Financial Officer of Geac. "Sustained profitability and continued cost management have generated expanded interest from investors not only in Canada, but also in the United States. We were pleased that Geac's listing on NASDAQ should afford easier access to interested U.S. investors and increased visibility with Geac's large number of U.S. customers."

ORGANIC GROWTH

Geac's reinvention efforts continue with three of its product lines demonstrating organic growth with new license revenue.

         SYSTEM21/AURORA - Including approximately $1 million in revenue being realized this quarter from a single contract, license sales in the third quarter for this product line have increased by 63.0% year over year and 45.6% from the second quarter of this year. Revenue in this period represents the highest revenue for the System 21 Division since the third quarter of fiscal year 2002. Geac currently has 23 implementation projects worldwide for Geac System21 Aurora, its next-generation enterprise resource planning (ERP) system with real-time business process management capabilities, launched last April.

         Commenting on the success of System 21 Aurora, Mr. Jones stated, "This business has made great strides since our difficult acquisition of JBA five years ago. We were able to rationalize the business in line with revenue. By altering our strategy and competitive position, with key investments and developments in this product line, our management team has enabled our System 21 customers to extend the life of their existing systems by offering them expanded functionality and the ability to integrate with the rest of their enterprise framework. The latest enhancements to this product line have also laid the groundwork for the seamless integration of Geac's full Performance Management family."

         GEAC LIBRARY SOLUTIONS - Geac Library Solutions Division continued to grow its revenue from Vubis Smart, its next generation library information management system, in the third quarter. Its largest transaction during the quarter was a $500,000 contract for Vubis Smart(R) library automation software with the Vrije Universiteit

         Amsterdam. Other transactions and upgrades during the quarter, most of which involved Vubis Smart, spanned six countries in Europe and North America.

         GEAC LOCAL GOVERNMENT - License revenue for Local Government increased 22.2% over the same quarter last year. With installations in nearly 100 local government authorities across Australia and New Zealand, Geac's land information system product, called Pathway PPR - People, Property and Regulatory System, continues to win new accounts. During the quarter, Geac Local Government secured new contracts with the City of Swan in Western Australia, the City of Rockdale in New South Wales, the City of Campbelltown in New South Wales, the City of Unley in South Australia, the Livingstone Shire Council in Queensland, and the Horowhenua District Council in New Zealand. Pathway PPR assists local governments to automate property administration, rates and billing, building and development applications, customer service, e-commerce, income receipting and licensing.

PERFORMANCE MANAGEMENT

During the third quarter, Geac closed several significant Geac Performance Management sales, encompassing planning and expense management applications, with new and existing Geac customers. Of note, Geac concluded a $425,000 sale of its Geac Expense Reports solution to a global manufacturer, and a $300,000 sale of its MPC budgeting and planning application to a U.S. company. We anticipate increasing sales of our Performance Management products to other EAS platform customers and certain ISA customers. These transactions underscore a component of the Company's acquisition strategy - increasing sales by leveraging our extensive existing customer base and extending new functionality for our customers with new product offerings that create value.

Revenue from the businesses acquired in the Comshare and Extensity transactions contributed $15.9 million to year-over-year revenue.

The Company's partnership with Microsoft was also valuable in propelling the success of Geac Performance Management. Working together, in the third quarter, Geac and Microsoft jointly closed business representing more than $500,000 in software license revenue to Geac. The companies executed an extremely successful and well-attended Webcast with CFO Magazine in January, which generated approximately 40 opportunities. Geac continues to follow up with target leads in this quarter. In addition, the companies ran joint sales prospecting events in Houston, Los Angeles and Detroit in the quarter. In March, Microsoft and Geac will host a joint executive briefing in Redmond, Washington for 50 tier-one prospects, during which both companies will discuss corporate security, compliance and best practices as they relate to the Performance Management vision.

With a focus on customer loyalty and retention, in this quarter, Geac experimented with a limited number of high-value customers by offering a focused multi-year value-based maintenance program for certain renewing E&M customers (formerly Dun & Bradstreet). This customized program was designed to support more directly specific customer maintenance requirements and to enable Geac to sell additional license and support offerings. The Company submitted proposed agreements to approximately 50 customers and has seen a 50% favorable response so far. In the nine-month period ending January 31, 2004, overall attrition within the enterprise group in North America was 11.0%, an improvement from the

13.0% for the same period in the prior year. Based upon the success of this limited program to date, the Company will continue to offer this to other E&M customers upon maintenance renewal and to expand the offering to other key customer groups.

THIN CLIENT

The planned launch early in fiscal year 2005 of Geac's thin-client solution for Performance Management is expected to add additional momentum to the increasingly popular hosted version of Geac Expense Reports (formerly Extensity). With the thin-client solution, authorized employees can use any Web-enabled device to submit and approve expense reports. The final development, quality assurance testing and initial deployment of the new product internally at Geac, will take place over the next three months, paving the way for early adopter deployments in the first quarter of fiscal year 2005.

HOSTING

Geac is experiencing growth in users and strong interest in its hosted product offerings. Despite the negative influence that the hosted services model has on short-term revenue, Geac experienced an increase in overall revenue in the quarter of $13.6 million year over year.

Geac currently provides hosting solutions in Europe, America and Australia across a range of its product lines. At the end of January, Anael signed a large four-year software and support contract with a leading temporary staffing and recruitment firm for a comprehensive ASP solution, encompassing Anael Payroll, Anael HR and Anael Voyageur embedded with the Geac time and expense application. Geac is considering the expansion of hosted offerings across additional product lines.

"Geac will continue to invest in the new technologies and models that enable our customers to realize the greatest benefit from our solutions with the least impact on their own environment. By bringing new delivery options to the market, we have expanded our product footprint with existing customers and attracted new customers with ease-of-use, effective ROI these solutions offer and competitive pricing on each delivery model," said Timothy Wright, Chief Technology and Information Officer. "We believe there are market opportunities to take our Performance Management products to certain ISA markets. Geac will also be releasing new business process/Sarbanes- Oxley tools early in the new fiscal year to extend the Performance Management family."

CUSTOMERS

In the third quarter, Geac closed more than 200 sales worldwide across its Enterprise Applications businesses. Nine deals each exceeded $200,000 in software license or hosting revenue and included:

         - Geac Performance Management - a global pharmaceutical manufacturer; a marquee sportswear brand; and a multi-billion-dollar publicly traded global company

         - EnterpriseServer - a leading New York hospital and a global aerospace company

         -        Comshare - a global financial services company

         -        SmartStream - a natural gas utility

         -        Anael - an employment services firm

         -        Libraries - the Vrije Universiteit Amsterdam

CONCLUDING REMARKS

"We are tremendously pleased with this quarter and with the ongoing commitment of our most important constituencies. Validating our course, approximately 30% of all employees eligible for the Geac Stock Purchase Plan introduced this quarter have chosen to participate. Among a range of success metrics, I find the endorsement by our employees, many of whom interact with customers each day, particularly meaningful," said Mr. Jones. "However strong we feel our third quarter results may be, we still realize that market conditions continue to be intensely challenging for Geac. In this quarter, we benefited from many parts of our diverse business performing well at the same time. In light of the higher degree of uncertainty associated with new license sales, as we continue to be successful in generally increasing new license revenue, there will likely be greater volatility in revenues from quarter to quarter. We will remain focused on cost control and on our commitment to the long-term success of our shareholders, customers and employees."

REVENUE SEGMENTATION BY GEOGRAPHY

(Unaudited)
(In millions of U.S. dollars)

                      THREE MONTHS ENDED             NINE MONTHS ENDED
                          JANUARY 31                    JANUARY 31
                    2004             2003           2004             2003
Americas            $ 56              52            $167             162
Europe                52              43             138             122
Asia                   8               7              24              22
                    ----             ---            ----             ---
Total               $116             102            $329             306

EARNINGS CALL

Management will discuss today's results on a conference call scheduled for March 4, 2004 at 5:30 p.m. EDT.

The conference call can also be accessed by dialing 416.405.9310 (local area) or
877.211.7911 (toll-free). A recording of the teleconference will be archived on Geac's web site at www.investors.geac.com. The telephone numbers to call for instant replay are 416.695.5800 or 800.408.3053. The pass code for the instant replay is 3006340. This instant replay will be available until 11:59 p.m. March 11, 2004. The conference call will be broadcast over Geac's web site at www.investors.geac.com. Attendees will need to log in at least fifteen minutes prior to the call.

ABOUT GEAC

Geac (TSX: GAC, NASDAQ: GEAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol "GAC" and on the NASDAQ under the symbol "GEAC" and had 84,898,780 common shares issued and outstanding at January 31, 2004.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON CURRENT EXPECTATIONS, INCLUDING STATEMENTS REGARDING THE ANTICIPATED BENEFITS TO GEAC AND ITS CUSTOMERS OF THE ACQUISITIONS OF EXTENSITY AND COMSHARE, THE EFFECT OF THOSE MERGERS ON GEAC'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE SUCCESS OF GEAC IN SELLING NEWLY DEVELOPED SOFTWARE TO NEW AND EXISTING CUSTOMERS. THESE FORWARD-LOOKING STATEMENTS ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES ARE SUBSTANTIALLY UNCHANGED FROM THOSE PRESENTED UNDER THE "RISK FACTORS" HEADING IN THE "KEY INFORMATION" SECTION OF OUR ANNUAL REPORT ON FORM 20-F, NO. 333-103019, FOR THE YEAR ENDED APRIL 30, 2003 FILED ON OCTOBER 31, 2003 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND AVAILABLE THROUGH THE WEBSITE MAINTAINED BY THE COMMISSION AT WWW.SEC.GOV, AND FILED ON NOVEMBER 3, 2003 WITH THE CANADIAN SECURITIES ADMINISTRATORS, AND AVAILABLE THROUGH THE WEBSITE MAINTAINED BY THE CANADIAN SECURITIES ADMINISTRATORS AND THE CANADIAN DEPOSITORY FOR SECURITIES AT WWW.SEDAR.COM, WHICH RISKS AND UNCERTAINTIES ARE INCORPORATED BY REFERENCE HEREIN.

FOR MORE INFORMATION, PLEASE CONTACT:

FINANCIAL CONTACT:
Donna de Winter
Chief Financial Officer
Geac
905.475.0525 ext. 3204
donna.dewinter@geac.com

MEDIA AND INVESTOR CONTACTS:
Alys Scott
Vice President, Corporate Communications
Geac
905.940.3751
alys.scott@geac.com

Melody Firth
Investor Relations
Geac
905.475.0525 ext. 3325
melody.firth@geac.com

                        Geac Computer Corporation Limited
                           CONSOLIDATED BALANCE SHEETS

(In accordance with Canadian GAAP)
(In thousands of U.S. dollars)

                                                        UNAUDITED
                                                     JANUARY 31, 2004             April 30, 2003
                                                     ----------------             --------------
ASSETS
Current assets
     Cash and cash equivalents                          $  78,952                 $  89,819
     Restricted cash and cash equivalents                     146                      --
     Accounts receivable and other                         63,821                    54,721
     Unbilled receivables                                   7,639                     6,901
     Future income taxes                                   23,201                    16,238
     Inventory                                                585                       787
     Prepaids and other assets                             12,738                    11,898
                                                        ---------                 ---------
                                                          187,082                   180,364


Restricted cash and cash equivalents                        1,653                     2,395
Future income taxes                                        11,752                    23,008
Property, plant and equipment                              25,825                    25,649
Intangible assets                                          35,021                    11,172
Goodwill                                                  122,533                    89,386
Other assets (notes 7 and 8)                                4,743                      --
                                                        ---------                 ---------
                                                        $ 388,609                 $ 331,974
                                                        =========                 =========

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities           $ 116,220                 $  94,979
     Income taxes payable                                  38,042                    31,114
     Current portion of long-term debt                        458                       733
     Deferred revenue                                     111,220                   119,937
                                                        ---------                 ---------
                                                          265,940                   246,763

Deferred revenue                                            3,420                     2,690
Long-term debt                                              7,715                     5,616
                                                        ---------                 ---------
                                                          277,075                   255,069
                                                        ---------                 ---------

SHAREHOLDERS' EQUITY
Share capital (note 3)                                    122,651                   120,976
Options                                                       163                       163
Deficit                                                    12,676                   (21,914)
Cumulative foreign exchange translation adjustment        (23,956)                  (22,320)
                                                        ---------                 ---------
                                                          111,534                    76,905
                                                        ---------                 ---------
                                                        $ 388,609                 $ 331,974
                                                        =========                 =========

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

                        Geac Computer Corporation Limited
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(In accordance with Canadian GAAP)
(Unaudited)



                                                                  Three months ended             Nine months ended
(In thousands of U.S. dollars, except                                January 31                     January 31
share and per share data)                                       2004             2003           2004             2003
                                                             ---------          ------       ---------          ------
                         REVENUES
     Software                                                $  18,672          12,458       $  46,803          33,441
     Support and services                                       89,591          81,394         261,502         247,259
     Hardware                                                    7,912           8,736          20,862          25,189
                                                             ---------          ------       ---------          ------
     Total revenues                                            116,175         102,588         329,167         305,889
                                                             ---------          ------       ---------          ------
                     COST OF REVENUES
     Software                                                    1,355           1,649           5,492           4,631
     Support and services                                       37,757          32,678         108,505         103,012
     Hardware                                                    6,751           7,536          17,844          21,614
                                                             ---------          ------       ---------          ------
     Total cost of revenues                                     45,863          41,863         131,841         129,257
                                                             ---------          ------       ---------          ------
GROSS PROFIT                                                    70,312          60,725         197,326         176,632
                                                             ---------          ------       ---------          ------
                    OPERATING EXPENSES
     Sales and marketing                                        18,683          13,556          54,672          42,096
     Product development                                        15,561          13,330          44,227          38,971
     General and administrative                                 15,479          15,360          47,363          43,474
     Net restructuring and other unusual items (note 5)           (948)              0          (3,754)           (733)
     Amortization of intangible assets                           2,333             248           5,363             530
                                                             ---------          ------       ---------          ------
                                                                51,108          42,494         147,871         124,338
                                                             ---------          ------       ---------          ------
                  INCOME FROM OPERATIONS                        19,204          18,231          49,455          52,294
                                                             ---------          ------       ---------          ------
     Interest income                                               313             343             899             931
     Interest expense                                             (418)           (114)           (842)           (368)
     Other (expense) income, net                                (1,007)            743          (1,764)          2,274
                                                             ---------          ------       ---------          ------
                                                                (1,112)            972          (1,707)          2,837
                                                             ---------          ------       ---------          ------
INCOME FROM OPERATIONS BEFORE INCOME TAXES                      18,092          19,203          47,748          55,131
                                                             ---------          ------       ---------          ------
INCOME TAXES                                                     3,655           7,190          13,158          20,995
                                                             ---------          ------       ---------          ------
NET INCOME FOR THE PERIOD                                    $  14,437          12,013       $  34,590          34,136
                                                             =========          ======       =========          ======

                BASIC NET INCOME PER SHARE                   $    0.17            0.15       $    0.41            0.43

               DILUTED NET INCOME PER SHARE                  $    0.17            0.15       $    0.40            0.42

   WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
                         ('000s)

     Basic                                                      84,830          80,184          84,523          78,945
     Diluted                                                    86,389          81,662          85,763          80,793


See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

                        Geac Computer Corporation Limited
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(In accordance with Canadian GAAP)
(In thousands of U.S. dollars, except share data)


                                     SHARE CAPITAL                        PURCHASE     RETAINED      CUMULATIVE        TOTAL
                                                                          WARRANTS     EARNINGS       FOREIGN      SHAREHOLDERS'
                                                                                       (DEFICIT)      EXCHANGE        EQUITY
                                                                                                    TRANSLATION
                                                                                                     ADJUSTMENT
                                 ---------------------------------
                                 SHARES       AMOUNT        OPTIONS
                                 ('000S)         $             $              $            $             $                 $
                                 ------       -------       -------       --------     ---------    -----------    -------------
BALANCE -
APRIL 30, 2002                   78,145       110,987          --           1,139        (53,944)       (24,055)        34,127
Issued for cash                      58           129          --            --             --             --              129
Exercise of purchase
warrants                          5,000         9,860          --          (1,139)          --             --            8,721
Issued in exchange for
shares of acquired
company                             933          --            --            --             --             --             --
Option value resulting
from acquisition                   --            --             163          --             --             --              163
Net income                         --            --            --            --           32,030           --           32,030
Foreign exchange
translation adjustment             --            --            --            --             --            1,735          1,735
                                 ------       -------           ---         ----          ------        -------        -------
BALANCE -
APRIL 30, 2003                   84,136       120,976           163          --          (21,914)       (22,320)        76,905
Issued for cash                     763         1,675          --            --             --             --            1,675
Net income for the period          --            --            --            --           34,590           --           34,590
Foreign exchange
translation adjustment             --            --            --            --             --           (1,636)        (1,636)
                                 ------       -------           ---         ----          ------        -------        -------
UNAUDITED BALANCE -
JANUARY 31, 2004                 84,899       122,651           163          --           12,676        (23,956)       111,534
                                 ======       =======           ===         ====          ======        =======        =======

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

                        Geac Computer Corporation Limited
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(In accordance with Canadian GAAP)
(Unaudited)

(In thousands of U.S. dollars)

                                                             Three months ended            Nine months ended
                                                                 January 31                   January 31
                                                            2004            2003          2004           2003
                                                          --------         ------       --------       --------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
     Net income for the period                            $ 14,437         12,013       $ 34,590       $ 34,136
     Adjusted for items not involving cash:
         Amortization of intangible assets                   2,333            248          5,363            530
         Amortization of property, plant and                 1,913          2,481          5,454          8,563
         equipment
         Amortization of other assets                          237           --              372           --
         Reversal of accrued liabilities and other
         provisions                                           (774)          --           (3,998)          (733)
         Gain on divestiture of operations                    (243)          --             (243)          --
         Future income tax expense                             252          6,726          6,847         17,406
         Other                                                 (25)           387            (42)          (438)
                                                          --------         ------       --------       --------
CASH PROVIDED BY OPERATING ACTIVITIES BEFORE CHANGES        18,130         21,855         48,343         59,464
IN NON-CASH WORKING CAPITAL AND DEFERRED REVENUE
     Change in non-cash working capital excluding           (3,650)        (7,358)         1,699        (34,513)
     deferred revenue
     Change in deferred revenue                             16,331         23,356        (21,878)       (13,973)
                                                          --------         ------       --------       --------
CASH PROVIDED BY OPERATING ACTIVITIES                       30,811         37,853         28,164         10,978
                                                          --------         ------       --------       --------

INVESTING ACTIVITIES

     Acquisition less cash acquired                           (129)          --          (39,148)        (2,362)
     Proceeds from divestiture of operations less
     cash divested                                             339           --              339           --
     Net additions to property, plant and equipment         (1,632)          (376)        (3,144)        (1,169)
     Additions to other assets                                 (24)          --           (2,828)          --
     Change in restricted cash and cash equivalents            403          1,398            805          2,321
                                                          --------         ------       --------       --------
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES             (1,043)         1,022        (43,976)        (1,210)
                                                          --------         ------       --------       --------

FINANCING ACTIVITIES

     Issue of common shares                                    279          7,803          1,675          8,807
     Issuance (repayment) of long-term debt                    655           (354)           269         (2,132)
                                                          --------         ------       --------       --------
CASH PROVIDED BY FINANCING ACTIVITIES                          934          7,449          1,944          6,675
                                                          --------         ------       --------       --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
EQUIVALENTS                                                  1,377          1,627          3,001          2,269
                                                          --------         ------       --------       --------
CASH AND CASH EQUIVALENTS

     Net decrease in cash and cash equivalents              32,079         47,951        (10,867)        18,712
     Cash and cash equivalents - beginning of the           46,873         44,399         89,819         73,638
     period

    CASH AND CASH EQUIVALENTS - END OF THE PERIOD         $ 78,952       $ 92,350       $ 78,952       $ 92,350
                                                          ========       ========       ========       ========

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

                        GEAC COMPUTER CORPORATION LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.




1.       SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 to the consolidated financial statements for the year ended April 30, 2003 except as noted below. These interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended April 30, 2003 in the 2003 Annual Report.

The financial statements of the Company have historically been reported in Canadian dollars. Effective May 1, 2003 the Company adopted the U.S. dollar as its reporting currency as U.S. dollar denominated operations represent an increasingly significant portion of the Company's operations. Comparative financial information has been recast as if the U.S. dollar reporting currency had always been used, and financial statements have been reported in U.S. dollars for all periods presented.

Effective May 1, 2003 the Company changed its policy with respect to the classification of reimbursements received for out-of-pocket expenses to classify these amounts as revenue. In previous years these reimbursements had been characterized as a reduction of expenses incurred. The change has been applied retroactively and comparative figures restated. In addition, effective May 1, 2003 the Company has reclassified certain "bug-fixing" expenses that had been characterized as support costs in certain product lines as product development expenses across all product lines. In the Consolidated Statement of Operations for the quarter ended January 31, 2004 results for the comparable period ended January 31, 2003 have been restated to conform with the current year's presentation. The net effect of the change in policy and reclassification on results for the 3 months ended January 31, 2003 was to increase support and services revenue by $801 (9 months ended January 31, 2003 - $2,356), to reduce support and services costs by $1,470 (9 months ended January 31, 2003 - $3,479), and to increase product development expenses by $2,271 (9 months ended January 31, 2003 - $5,835). There was no impact on net income for the 3 or 9 months ended January 31, 2003.

2.       STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans, which are described in note 13 to the consolidated financial statements in the 2003 Annual Report. During the third quarter of fiscal 2004, the Company issued 0.3 million stock options in total to employees at a weighted average exercise price of $5.41. These options vest over a period of 4 years. They were all granted at an exercise price the same as or above the market value of the shares at the date of grant.

The weighted average estimated fair value at the date of grant for employee options granted for the quarter ended January 31, 2004 was $3.87 per share. If the Company had adopted the fair value method, the total amount of compensation expense in the third quarter of fiscal year 2004 for stock options granted since fiscal 2003 would have been approximately $829 (2003 - $88) after tax and $1,711 in the first 9 months of fiscal 2004 (2003 - $173) after tax. The fair value of each share issued was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate:  3.97% - 4.35%
Expected life:  7 years
Estimated volatility in the market price of the common shares: 71.59% - 73.22% Dividend yield: Nil

The weighted average estimated fair value at the date of grant for shares issued under the Employee Stock Purchase Plan (ESPP) for the quarter ended January 31, 2004 was $1.38 per share. If the Company had adopted the fair value method, the total amount of compensation expense for shares issued under ESPP for the third quarter of fiscal year 2004 would have been approximately $6 (2003 - $9) and $17 for the first 9 months of fiscal 2004 (2003 - $31). The fair value of each share issued was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate:  2.70% - 3.17%
Expected life:  3 months
Estimated volatility in the market price of the common shares: 31.49% - 35.94% Dividend yield: Nil

                        GEAC COMPUTER CORPORATION LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

Had the Company recorded compensation expense based on the fair value of the options at the grant date and shares issued under ESPP, results would have been as follows:

                                                                  Three months ended                Nine months ended
                                                                      January 31                        January 31
                                                                  2004              2003         2004               2003
                                                               ----------          ------      ----------          ------
NET INCOME - AS REPORTED                                       $   14,437          12,013      $   34,590          34,136
     Pro forma stock-based compensation expense                       835              97           1,728             204
                                                               ----------          ------      ----------          ------
NET INCOME - PRO FORMA                                         $   13,602          11,916      $   32,862          33,932
                                                               ==========          ======      ==========          ======

BASIC NET INCOME PER SHARE - AS REPORTED                       $     0.17            0.15      $     0.41            0.43
     Pro forma stock-based compensation expense per share            0.01            --              0.02            --
                                                               ----------          ------      ----------          ------
BASIC NET INCOME PER SHARE - PRO FORMA                         $     0.16            0.15      $     0.39            0.43
                                                               ==========            ====      ==========            ====

DILUTED NET INCOME PER SHARE - AS REPORTED                     $     0.17            0.15      $     0.40            0.42
     Pro forma stock-based compensation expense per share            0.01            --              0.02            --
                                                               ----------          ------      ----------          ------
DILUTED NET INCOME PER SHARE - PRO FORMA                       $     0.16            0.15      $     0.38            0.42
                                                               ==========            ====      ==========            ====



For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The pro forma disclosure excludes the effect of options granted before the adoption of CICA 3870.

3.       SHARE CAPITAL

The number of shares outstanding as of January 31, 2004 was 84,898,780 (April 30, 2003 - 84,136,490).

4.       SEGMENTED INFORMATION

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

ENTERPRISE APPLICATIONS SYSTEMS (EAS) offers software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution and supply chain management.

INDUSTRY-SPECIFIC APPLICATIONS (ISA) products include applications for the real estate, hospitality, property management and construction marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

                        GEAC COMPUTER CORPORATION LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

                                THREE MONTHS ENDED JANUARY 31, 2004       NINE MONTHS ENDED JANUARY 31, 2004
                               ------------------------------------      ------------------------------------
                                  EAS            ISA         TOTAL          EAS            ISA          TOTAL
                               --------         -----        ------      --------         -----        ------
Revenues
     Software                  $ 16,946         1,726        18,672      $ 40,920         5,883        46,803
     Support and services        72,277        17,314        89,591       209,125        52,377       261,502
     Hardware                     7,184           728         7,912        18,073         2,789        20,862
                               --------         -----        ------      --------         -----        ------
     Total revenues              96,407        19,768       116,175       268,118        61,049       329,167
                               --------         -----        ------      --------         -----        ------
Segment contribution           $ 20,316         3,926        24,242      $ 53,029         7,652        60,681
                               ========         =====        ======      ========         =====        ======




                                        Three months ended                         Nine months ended
                               ------------------------------------      ------------------------------------
                                         January 31, 2003                          January 31, 2003
                               ------------------------------------      ------------------------------------
                                  EAS            ISA         Total         EAS            ISA           Total
                               --------        ------       -------      --------        ------       -------
Revenues
     Software                  $  9,851         2,607        12,458      $ 26,492         6,949        33,441
     Support and services        62,844        18,550        81,394       186,765        60,494       247,259
     Hardware                     7,504         1,232         8,736        21,304         3,885        25,189
                               --------        ------       -------      --------        ------       -------
     Total revenues              80,199        22,389       102,588       234,561        71,328       305,889
                               --------        ------       -------      --------        ------       -------
Segment contribution           $ 19,104           795        19,899      $ 50,941         5,307        56,248
                               ========        ======       =======      ========        ======       =======





RECONCILIATION OF SEGMENT CONTRIBUTION TO INCOME FROM OPERATIONS BEFORE INCOME TAXES

                                                   Three months ended           Nine months ended
                                                -----------------------       -----------------------
                                                        January 31                 January 31
                                                -----------------------       -----------------------
                                                  2004            2003          2004            2003
                                                --------         ------       --------         ------
Segment contribution                            $ 24,242         19,899       $ 60,681         56,248

Corporate expenses - net of recharges             (3,629)        (1,257)        (9,575)        (3,170)
Amortization of intangible assets                 (2,333)          (248)        (5,363)          (530)
Interest income (expense), net                      (105)           229             57            563
Net restructuring and other unusual items            948           --            3,754            733
Foreign exchange                                  (1,031)           580         (1,806)         1,287
                                                --------         ------       --------         ------
Income from operations before income taxes      $ 18,092         19,203       $ 47,748         55,131
                                                ========         ======       ========         ======

                        GEAC COMPUTER CORPORATION LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

5.       NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

During the 9 months ended January 31, 2004 the Company recorded a net reversal of $3,754 in net restructuring and other unusual items, which included a reversal of $4,823 of accrued liabilities and other provisions recorded in prior years which were no longer required, partially offset by a charge of $487 for severance related to the restructuring of the Company's business in North America and a charge of $825 resulting from adjustments to a lease obligation assumed in the JBA acquisition. In addition, a pre-tax gain of $243 on the sale of the assets of the NTC Northern Ontario business was recorded in the third quarter of fiscal 2004.

6.       LITIGATION

In May, 2001 Cels Enterprises, Inc. (Cels) filed a complaint in the United States District Court for the Central District of California against Geac, Geac Enterprise Solutions (GES) and JBA International, Inc. (JBA). GES is JBA's successor in interest as a result of Geac's acquisition of JBA Holdings plc in 1999. The complaint alleged that JBA software supplied to Cels was experimental and did not work. The software product in question, which was part of JBA's product offering prior to the acquisition, is no longer sold by Geac. Cels claimed damages of $28,300. In August, 2003 the jury returned a verdict against GES awarding Cels approximately $1,800 in compensatory damages and $2,300 in punitive damages, and judgment was entered. GES has appealed the award of punitive damages, and Cels has appealed the Court's denial of its motion seeking approximately $1,000 in attorneys' fees and, in the alternative, is seeking to appeal the verdict. At April 30, 2003 Geac had accrued $2,000 in respect of the Cels claim. Geac increased the amount of this reserve to $4,100 at July 31, 2003.

Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a memorandum of understanding to settle all claims, which would be funded by the issuers' insurers. The settlement is subject to a number of conditions, including approval by the proposed settling parties and the Court.

In addition, Geac is subject to various other legal proceedings and claims in the ordinary course of business, arising out of disputes over contracts, alleged torts, intellectual property, real estate and employee relations, among other things. In the opinion of management, resolution of these matters is not reasonably expected to have a material adverse effect on Geac's financial position, results of operations or cash flows. A negative outcome far in excess of amounts currently accrued with respect to such matters may materially affect our future financial position, results of operations or cash flows.

7.       CREDIT FACILITY

On September 9, 2003 Geac and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the "Loan Agreement") with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the "Facility") with a $50,000 revolving line of credit and a $5,000 letter of credit sub-facility. The interest rate payable on advances under the Facility is, at Geac's option, the prime rate plus 0.50% or LIBOR plus 3.00%. The Facility is collateralized by substantially all of the assets of Geac and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries. The Facility is available for the working capital needs and other general corporate purposes of Geac and its subsidiaries that are parties to the Loan Agreement. As of January 31, 2004, the $50,000 revolving line of credit is available and has not been drawn on and $1,815 of the letter of credit sub-facility has been utilized.

The financing costs of approximately $2,800 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and amortized to expense on a straight line basis over the term of the Facility.

                        GEAC COMPUTER CORPORATION LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In accordance with Canadian GAAP)
(Unaudited)
Unless otherwise stated, amounts are in thousands of U.S. dollars except share data and per share amounts.

8.       ACQUISITION

On August 6, 2003 the Company acquired Comshare, Incorporated (Comshare), a provider of corporate performance management software, based in Michigan, by way of a cash tender offer for all outstanding shares of Comshare at a price of $4.60 per share. The acquisition was accounted for by the purchase method with the results of operations of the business included in the consolidated financial statements from the date of acquisition.

The total purchase price was approximately $55,772, consisting of $53,807 of cash and $1,965 of acquisition costs. The acquired net assets included, at fair value: $16,625 of cash; $10,411 of other current assets; $909 of office and computer equipment; $4,216 of other assets; $28,491 of acquired intangible assets, including $21,736 of acquired software, and $6,755 of customer agreements; $12,876 of current liabilities; and $24,980 of other liabilities. The Company recorded $5,889 of future income tax assets and $4,481 of future income tax liabilities as a component of the transaction. The difference between the purchase price and the fair value of all identifiable assets and liabilities acquired was $31,568 and is accounted for as goodwill.

The additions to reserves of approximately $3,125 for workforce reductions related to employees of Comshare in the development, support and services, sales and marketing, and administrative areas, and $1,867 for premises restructuring were recorded at acquisition. As at January 31, 2004 there was a charge of $2,870 against the provision for workforce reductions and $27 against the premises restructuring reserve. In addition, a release of $125 of excess provision for premises restructuring was recorded as an adjustment to goodwill in the third quarter of fiscal 2004.

The purchase price allocation for this acquisition has been based on available information at the time of preparation of these interim consolidated financial statements. To the extent that these amounts prove to be excessive or inadequate, they will be adjusted up to the end of the current year by an adjustment to goodwill.

9.       COMPARATIVE FIGURES

Certain prior year's comparative figures in the financial statements have been reclassified to conform to the current year's presentation.